April 9, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Anita Karu

Re:	Ocean Power Technologies, Inc.
Registration Statement on Form S-1
File No. 333-138595

Ladies and Gentlemen:
     On behalf of Ocean Power Technologies, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).
     Amendment No. 3 is being filed in response to comments contained in the letter dated March 28, 2007 from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Dr. George W. Taylor, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.
     On behalf of the Company, we advise you as follows:
Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York 10022
Baltimore   Bejing   Berlin   Boston   Brussels   London   Munich   New York   Northern Virginia   Oxford   Palo Alto   Waltham   Washington

Securities and Exchange Commission
April 9, 2007

Principal and Selling Stockholders, page 80
1.	We note your response to comment 11 in our letter dated February 26, 2007; however, we reissue that part of our comment asking you to disclose the natural persons with investment power over the shares held by Henderson Global Investors Limited.

Response:	The Company has revised the disclosure on page 81 of the Registration Statement in response to the Staff’s comments.
Item 16. Exhibits, page II-3
2.	Please file the marketing cooperation agreement entered into with Lockheed in September 2006, or advise us.

Response:	The Company has filed this agreement as Exhibit 10.21 to the Registration Statement in response to the Staff’s comments.
Exhibit 23.1
3.	Please obtain a currently dated consent from your auditor. See Item 601(b)(23) of Regulation S-K for guidance.

Response:	The auditor will file an unqualified, currently dated consent after the reverse stock split that is described in the Registration Statement is complete. The reverse split, which is currently anticipated to take place on April 20, 2007, will be complete prior to the Company requesting acceleration of the effectiveness of the Registration Statement.
Exhibit 23.2
4.	Please obtain a currently dated consent from your auditor. See Item 601(b)(23) of Regulation S-K for guidance.

Response:	The auditor will file an unqualified, currently dated consent after the reverse stock split that is described in the Registration Statement is complete. The reverse split, which is currently anticipated to take place on April 20, 2007, will be complete prior to the Company requesting acceleration of the effectiveness of the Registration Statement.
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Securities and Exchange Commission
April 9, 2007

     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Sarah Madigan of this firm at (212) 937-7346.
Very truly yours,
/s/ Sarah Madigan for
Robert A. Schwed